EXHIBIT 11.

COMPUTATION OF EARNINGS PER SHARE

	Years Ended
	September 30,
	2010	2009

Net income	$313,638	$382,479
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$0.06	$0.07